January 17, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street N.E. Washington D.C. 20549-3561

Re:          The DIRECTV Group, Inc.

Form 10-K for the year ended December 31, 2004 filed March 1, 2005

Form 10-Q for the quarterly period ended September 30, 2005

Commission File Number: 1-31945

Dear Mr. Spirgel:

We have prepared the following responses to address the comments contained in your letter dated December 12, 2005 regarding the above-referenced filings.  As requested in your letter, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information to help you better understand our disclosure.

As requested in your letter, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the format of your letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Use of Estimates in the Preparation of the Consolidated Financial Statements, page 48

Please revise your disclosures to address the following comments. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

1.     We note that you do not disclose your significant accounting policy for pension and other postretirement benefits. Please describe the significant accounting estimates and/or assumptions you use to determine your pension and other postretirement costs and funding obligations and the likelihood of materially different reported results if different estimates and/or assumptions were to prevail.  Also, expand your MD&A discussion to describe any known trends and/or uncertainties related to your pension and postretirement plans that will likely result in a material change in your results of operations, financial condition, or your liquidity.

Response

In 2002, when the Commission released its Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, we reviewed all areas of our accounting to determine the items that may be considered critical accounting estimates and require additional discussion in our Annual Report on Form 10-K.  We determined that our pension and other postretirement benefit obligations did not meet the criteria to warrant additional discussion in the management discussion and analysis (MD&A) section of our Annual Report.  During each year, we update our discussion of critical accounting estimates considering changes in subjectivity, probability, estimates and materiality.  We continue to believe that our pension and other postretirement benefits do not warrant further discussion based upon the following.

Our pension expense (excluding settlements, curtailments and contractual termination benefits) was $26.1 million in 2005, $34.7 million in 2004 and $32.6 million in 2003 and our other postretirement benefit expense was $0.9 million in 2005, $1.4 million in 2004 and $2.4 million in 2003.  Our pension expense is expected to decrease in 2006 to about $20.0 million due to a cash contribution during 2005 and lump sum payments made to terminated employees and retirees.  We believe our pension and other postretirement benefit expense amounts are insignificant when compared to our annual operating costs and expenses of over $12 billion.  At the end of 2005, our minimum pension liability is expected to be about $98.2 million and our other postretirement benefit liability is expected to be $28.4 million.

Our pension expense and obligation are subject to variability, primarily due to changes in our estimate of the discount rate used to determine the present value of expected benefit payments and the estimated rate of return on plan assets used to calculate the future return on investment of plan assets.  A realistic change in those estimates would not result in a material impact to our financial condition or operating performance.  For example, a hypothetical 0.25% decrease in our discount rate would yield an additional annual expense of approximately $1 million and increase our minimum pension liability by approximately $8 million.  Also, a hypothetical 0.25% decrease in our expected rate of return on plan assets would have the effect of increasing our annual pension expense by approximately $0.6 million.

As a result of the insensitivity of our pension expense and pension obligation to realistic changes in estimates and assumptions and the fact that the overall balances are not material to our financial position or operating results, we do not believe further discussion in our MD&A is required.  If different estimates and/or assumptions were to prevail, our pension expense would not change materially.  Furthermore, we are currently not aware of any trends in our pension expense that will likely result in a material change in our results of operations, financial condition, or liquidity.  However, we do plan on including the following disclosure in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2005:

“A hypothetical 0.25% decrease in our discount rate would have the effect of increasing our 2005 pension expense by approximately $1.0 million and our minimum pension liability by approximately $8.0 million.  A hypothetical 0.25% decrease in our expected return on plan assets would have the effect of increasing our 2005 pension expense by $0.6 million.”  (Amounts are approximate pending completion of final year end analysis.)

We believe our postemployment benefit expense and liability are not significant enough to warrant discussion in our disclosure of the use of estimates in the preparation of the consolidated financial statements.  We further note that we include a sensitivity analysis for this expense in the Notes to the Consolidated Financial Statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106”.

If facts or circumstances change in the future, we will reconsider whether to include a further discussion of pension and other postretirement benefits in our MD&A.

2.     We note that your discussion regarding goodwill, intangible assets, and indefinite lived assets valuation did not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your financial condition or results of operations. Revise your disclosures accordingly.

Response

As we discussed in our response to item 1, we regularly review our critical accounting estimates to ensure that the related MD&A discussion is appropriate.

In the case of our goodwill, intangible assets with indefinite lives and amortized intangible assets, we determined that additional discussion would not be meaningful.  Our conclusion is based upon the fact that in each case, the estimated fair value of the asset far exceeds its carrying value, and the estimates and assumptions used in determining fair value are fairly predictable and not subject to a great deal of sensitivity.

We have included the discussion on Page 49 of our Annual Report on Form 10-K for the year ended December 31, 2004 (2004 Form 10-K) regarding the annual or event driven impairment test of our goodwill and intangible assets with indefinite lives because these assets are material to our Consolidated Balance Sheets and any impairment thereof would therefore likely be material.  Also, prior to our divestiture of PanAmSat Corporation (PanAmSat) in the third quarter of 2004, the quantitative assumptions in the annual impairment test for PanAmSat’s goodwill were in fact sensitive to change.  However, the fair values of the assets subject to this test today, which consist of goodwill and orbital slots at DIRECTV U.S., result from the value of the enterprise as a whole.  The fair value is two to three times greater than our book value using a variety of valuation techniques.  The quantitative assumptions used in the valuation of these assets would therefore have to change in a completely unanticipated manner in order to result in any indication of impairment.  Thus, the quantitative assumptions themselves are not particularly sensitive.

In the case of our amortized intangible assets, we include, also on Page 49 of our 2004 Form 10-K, a general discussion of the event driven impairment analysis for long-lived assets.  Our significant amortized intangible assets include our subscriber related intangible asset and our distribution rights intangible asset.  The valuation of the subscriber related intangible asset results from a large number of unrelated subscribers, whose individual behavior would not result in a material change to the valuation of the asset.  It would require a large number of these individual subscribers to act in a negative manner together to result in a significant change to the average subscriber life or associated revenue. Similar to the orbital slots discussed above, the value of the distribution rights results from the value of the enterprise as a whole, and as such the valuation of this asset is not sensitive to a realistic change in assumptions.

In summary, we believe that our existing disclosure is adequate in that there are no known trends or uncertainties in regards to estimates and assumptions associated with our goodwill and intangible assets that have had or will have a material favorable or unfavorable impact on our income from continuing operations.  We will continue to review our MD&A disclosure and, should facts and circumstances change, we will update our discussion as appropriate.

Consolidated Statements of Cash Flows, page 58

3.     We note on page 63 that satellite costs include construction costs, launch costs, launch insurance, incentive obligations, direct development costs and capitalized interest. Tell us where you present incentive obligations in your consolidated cash flow statements.

Response

As of December 31, 2004, we had no performance incentive liabilities, as all incentive payments were pre-paid at delivery of the satellite.  These payments were reflected as “Expenditures for satellites” in the investing activities section of our Consolidated Statements of Cash Flows.  Amounts paid are included in the depreciable basis of the satellites.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 3: Acquisitions, Divestitures and Other Transactions, page 6

Sky Transactions, page 6

4.     We note that the value of the note and the amount of equity you expect to receive will be adjusted in early 2006 based upon the successful migration and retention of DIRECTV Mexico’s subscribers by Sky Mexico. The value of the equity is in excess of the discounted value of the variable five year note and the note can only be converted in early 2006 upon the final verification and agreement of the number of subscribers who meet the retention requirement. Please tell us in detail how you accounted for this transaction including the journal entries used. Also, tell us why you believe you can recognize a gain prior to the final verification. Provide us with your basis in accounting literature.

Response

Transaction Summary

As part of the October 8, 2004 sale of our indirectly owned DIRECTV Mexico subsidiary’s subscriber list to a wholly-owned subsidiary of Innova, S. de R.L. de C.V, or “Sky Mexico,” we will receive up to $137.7 million pursuant to two promissory notes received on October 8, 2004, and a contractual payment obligation, hereinafter collectively referred to as the “Sky Mexico Obligations”.  The amount we will receive is based upon the pro rata number of good subscribers migrating from DIRECTV Mexico to Sky Mexico up to a maximum of 175,000 good subscribers, with the resulting percent multiplied by $137.7 million (or $787 per good subscriber up to 175,000 good subscribers).  A migrated subscriber is considered a “good subscriber” if they remain as a Sky Mexico subscriber for four to six months depending on whether a subscriber pays by credit card or cash.  The Sky Mexico Obligations are payable on October 9, 2009, and accordingly, the present value of each good subscriber is approximately $500.

The amount of the Sky Mexico Obligations are to be finalized based on mutual agreement as of the “determination date,” which will occur once all transferred subscribers have passed the minimum retention period, and DIRECTV Mexico has reviewed and agreed to the completeness and accuracy of the number of good subscribers reported by Sky Mexico.

The pro rata portion of the $137.7 million represents the minimum amount that we will receive as a result of the Sky Mexico transaction. The ultimate intent of this transaction is to acquire an equity interest in Sky Mexico in exchange for the subscribers.  The Sky Mexico Obligations were put in place as a mechanism to allow us to realize a minimum value of the subscriber sale in the event that the acquisition of the equity interest was prevented because of regulatory or other issues.

The Sky Mexico Obligations are to be used as consideration for the exercise of an option to acquire an equity interest in Sky Mexico.  We will receive a 1% equity interest in Sky Mexico for every 11,667 good subscribers up to a maximum of 15%.

We estimate that the equity interest has a fair value that is higher than the Sky Mexico Obligations based upon available information.  As of September 30, 2005, we calculated that the actual number of good subscribers was approximately 117,000 and accordingly we were entitled to $58.4 million of the value of the Sky Mexico Obligations ($500 x 117,000 subscribers).

The book value of the DIRECTV Mexico subscribers is zero, as this intangible asset was internally developed.

Accounting Analysis

In summary, we determined that we should record a gain on the sale of our subscribers as the exchange is completed, which is when a migrated subscriber meets the minimum retention requirements.  The amount of gain is approximately $500 per good subscriber, which represents the discounted value of the Sky Mexico Obligations to which we are entitled.  Further, when the Sky Mexico Obligations are exchanged for the equity interest, we expect to recognize an incremental gain related to the excess of the fair value of the equity interest over the present value of the Sky Mexico Obligations.  The following discussion provides the basis for our conclusions:

To determine when to record the gain, we considered Statement of Accounting Concepts (CON) No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises,” paragraphs 83 and 84, including the following (emphasis added):

83a.     Realized or realizable.  Revenues and gains generally are not recognized until realized or realizable.  Revenues and gains are realized when products (goods or services), merchandise, or other assets are exchanged for cash or claims to cash.  Revenues and gains are realizable when related assets received or held are readily convertible to known amounts of cash or claims to cash.  Readily convertible assets have (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.

83b.     Earned.  Revenues are not recognized until earned.  An entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.  Gains commonly result from transactions and other events that involve no “earning process,” and for recognizing gains, being earned is generally less significant than being realized or realizable.

84f.     If product, services, or other assets are exchanged for nonmonetary assets that are not readily convertible into cash, revenues or gains or losses may be recognized on the basis that they have been earned and the transaction is completed.  Gains or losses may also be recognized if nonmonetary assets are received or distributed in nonreciprocal transactions.  Recognition in both kinds of transactions depends on the provision that the fair values involved can be determined within reasonable limits.

Based on this guidance, we determined that once a migrated DIRECTV Mexico subscriber becomes a “good subscriber” for Sky Mexico, we should recognize a gain because we have completed an exchange of the good subscribers for the Sky Mexico Obligations.  At the point a subscriber becomes a “good subscriber”, the Sky Mexico Obligations become a legally enforceable, and therefore realizable, claim to known amounts of cash. We currently believe Sky Mexico has adequate liquidity to pay such obligations.

We considered whether the gain should be deferred until the determination date, however we view this date as simply a formality by which we can mutually agree that we were credited with the appropriate number of subscribers.  We believe we have access to adequate information to measure the number of good subscribers, and therefore concluded that we had sufficient reliable evidence of the number of good subscribers to record a gain.

We also determined, based on the guidance above, that we should not recognize the anticipated gain on the exchange of the Sky Mexico Obligations for the equity until that exchange is completed.

Accounting Entries

During the second quarter of 2005, we began to accrue a gain and record an asset for the Sky Mexico Obligations based upon the number of good subscribers that had migrated to Sky Mexico.

Our year-to-date accounting entries were as follows for the nine months ended September 30, 2005:

Dr.	Investments and Other Assets		$58.4 million
	Cr.	Gain (Loss) from Asset Sales and Impairment Charges, net		$58.4 million

To record a gain and account receivable from Sky Mexico for the portion of the Sky Mexico Obligations earned based on the transfer and retention of 117,000 good subscribers.

Dr.	Investments and Other Assets		$1.2 million
	Cr.	Interest Income		$1.2 million

To record interest income on the Sky Mexico Obligations.

5.     We note in the fourth quarter of 2004, you recorded $362.0 million in prepaid purchase price and the present value of News Corporation’s future reimbursement related to your assumption of certain liabilities of Sky Multi-Country Partners and certain related entities in “Investments and Other Assets.” Please tell us in detail how you accounted for this transaction including the journal entries used. Also, tell us why it is appropriate to recognize the assumed liabilities before the transactions are completed. Include in your response references to the appropriate accounting literature.

Response

On October 8, 2004, we made a $362 million cash pre-payment for the acquisition of an equity interest in Sky Brazil.  The cash pre-payment was recorded in “Investments and Other Assets” in the Consolidated Balance Sheets in 2004.  The pre-payment will be allocated in accordance with SFAS No. 141, “Business Combinations,” to the acquired assets and liabilities of Sky Brazil once that transaction is completed.  In the event that the Sky Brazil transaction is not completed, the $362 million pre-paid purchase price must be refunded by News Corporation and Liberty Media pursuant to the related agreements.

The journal entry for the Sky Brazil pre-payment was as follows:

Dr. Investments and Other Assets

Cr. Cash

To record pre-payment of the acquisition price of an equity interest in Sky Brazil.

As part of our acquisition of Sky Multi-Country Partners and related entities (Sky Multi-Country), which closed on October 8, 2004, we recorded the acquired assets and assumed liabilities (referred to above in the staff’s comment) of Sky Multi-Country in accordance with SFAS No. 141.  In connection with this transaction, certain of the assumed liabilities are to be reimbursed by News Corporation upon completion of the Brazil acquisition, which we expect to close during the first half of 2006.  Accordingly, we recorded, as part of our purchase accounting for Sky Multi-Country, the present value of the reimbursement for the assumed liabilities as a receivable from News Corporation in “Investments and Other Assets” in the Consolidated Balance Sheets.  We have not recorded assumed liabilities for transactions that have not yet been completed.

The journal entry for the acquisition of Sky Multi-Country was as follows:

Dr. Investments and Other Assets

Dr. Assets of Sky Multi-Country

Cr. Cash

Cr. Liabilities of Sky Multi-Country

To record the acquired assets and liabilities of Sky Multi-Country for $30 million in cash and a receivable from News Corporation for liabilities assumed.

ABS-CBN Agreement, page 8

6.     We note in the third quarter of 2005, you entered into an agreement to migrate ABS-CBN Broadcasting Corporation’s subscribers from its TFC Direct satellite service to your service. As a result of this agreement, you recognized $1.7 million in costs related to the migration of these subscribers as an intangible asset. We also note that you are amortizing this asset over the estimated subscriber lives of ten years. Please tell us in detail how you accounted for this agreement and your basis for capitalizing the migration costs. Include in your response references to the appropriate accounting literature.

Response

Our agreement with ABS-CBN Broadcasting Corporation (ABS-CBN) to acquire its TFCDirect™ satellite service customers provides that 1) we will make cash payments to ABS-CBN for each successfully acquired/migrated TFCDirect subscriber, which we hereinafter refer to as migration costs, and 2) we will incur the cost of moving those subscribers to our platform, which we hereinafter refer to as subscriber acquisition costs.  We note that this acquisition of subscribers is similar to the acquisition of subscribers from the National Rural Telecommunications Cooperative (NRTC) members, including Pegasus Satellite Television, Inc. (Pegasus), during 2004, for which we capitalized similar payments, except that in this case we have also incurred the cost of transitioning the subscribers to our platform.

We have expensed the subscriber acquisition costs, which primarily represents the costs of DIRECTV receiving equipment and installation at the acquired subscribers’ homes, as incurred in accordance with our policy regarding subscriber acquisition costs for new subscribers.

The migration costs paid to ABS-CBN for the TFCDirect subscribers has been capitalized as a subscriber related intangible asset based on SFAS No. 142, “Goodwill and Other Intangible Assets”, consistent with the NRTC and Pegasus transactions in 2004.

Capitalization of Intangible Asset

In capitalizing the asset, we followed the guidance in Paragraph 9 of SFAS No. 142 which states that:

The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.  Intangible assets acquired in a business combination are initially recognized and measured in accordance with Statement 141.

Amortization Period

As noted by the staff, we are amortizing the intangible asset over ten years.  Consistent with the subscriber related intangible asset capitalized in 2004 as part of the NRTC and Pegasus transactions, we determined the amortization period for the subscriber related intangible asset following the guidance of Paragraph 11 of SFAS No. 142, which states the following:

The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.

The useful life of the TFCDirect subscriber related intangible asset is based upon the period of time we expect the acquired subscribers to remain active customers of DIRECTV.  We considered a number of factors in determining the average useful life of the acquired subscribers, including those particular factors detailed in paragraphs 11a. through 11f. of SFAS No. 142.  Specifically with respect to paragraphs 11a. through 11f., we believe that paragraph 11c. is particularly applicable to our transaction.  Paragraph 11 c. of SFAS No. 142 states the following:

The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:…

c. Any legal, regulatory, or contractual provisions that may limit useful life.

Factors we consider in determining the useful lives of acquired subscribers include the historical average lifetime of subscriber relationships, including those of DIRECTV, and the effect of DIRECTV’s customer service and retention efforts.  Information provided by TFCDirect showed that subscriber lives could be as much as 20 years on average based on historical subscriber churn; subscribers to the TFCDirect service purchase the service specifically for its Filipino content.  As a result of these considerations, we estimate the average life of the acquired TFCDirect subscribers was likely greater than ten years, but that it would not be appropriate to amortize the intangible for a period in excess of our ten year exclusive right to the Filipino programming.  Accordingly, we concluded that the amortization period of the subscriber intangible asset should be limited to the ten year exclusive programming period.

Note 10: Related-Party Transactions, page 20

7.     We note that you account for your 50% interest in HNS LLC as an equity method investment. Please provide us with a detailed discussion of the factors discussed in paragraph 5 of FIN 46R regarding your determination as to whether HNS LLC is a variable interest entity. If HNS LLC is a variable interest entity and subject to the consolidation provisions of FIN 46R, please provide us with your analysis as to how you determined that you were not the primary beneficiary.

Response

Pursuant to an agreement entered into on November 9, 2005, on January 1, 2006, we sold our remaining 50% equity interest in Hughes Network Systems LLC (HNS LLC) to SkyTerra Communications, Inc. (SkyTerra). The $110 million of cash proceeds were received on January 3, 2006.  Accordingly, we will no longer report an equity interest in HNS LLC’s earnings after January 1, 2006.

In connection with the sale of the first 50% interest in HNS LLC to SkyTerra on April 22, 2005, we first considered whether we should continue to consolidate HNS LLC under traditional concepts of control.  After analysis of the requirements of Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements,” SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” and Emerging Issues Task Force No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” we concluded that we did not control, and should therefore no longer consolidate, HNS LLC.  Our analysis included consideration of, among other things, the equity interests, the proportional composition of the board of directors, SkyTerra’s ability to control the day-to-day operations of HNS LLC through its managing member status, SkyTerra’s ability to appoint, subject to our consent, the President of HNS LLC, and other participating and protective rights conveyed by the LLC Agreement.

Notwithstanding a determination that HNS LLC was a variable interest entity under paragraph 5(a) of Financial Accounting Standards Board Interpretation (FIN) No. 46(R), “Consolidation of Variable Interest Entities,” it was apparent from our analysis that we were not the primary beneficiary.  We noted the following interests that could be considered variable interests in HNS LLC:

•      The 50% equity interest owned by the Company with a value at risk of about $61 million.

•      The 50% equity interest owned by SkyTerra with a value at risk of about $61 million.

•      SkyTerra’s decision maker fee - In its role as managing member, SkyTerra controlled the day-to-day operations of HNS and received a decision maker fee, which pursuant to paragraphs B18 to B21 of FIN No. 46(R) is a variable interest.

•      $325 million of senior debt issued by HNS LLC, which was not guaranteed by either the Company or SkyTerra.

Neither we, nor any of our related parties have any other variable interests in HNS LLC through contracts, guarantees, loans, or any of the other factors listed in Appendix B of FIN No. 46(R).

Without concluding that SkyTerra is the primary beneficiary, we noted that SkyTerra’s equity at risk, combined with the decision maker interest alone indicate that SkyTerra would absorb more of the residual losses or returns than the Company.  Based on these facts, we determined that although HNS LLC could be considered a variable interest entity, at no point would the Company be deemed the primary beneficiary, since SkyTerra’s variable interest exceeded ours.

Based on this analysis, we determined that we should not consolidate HNS LLC pursuant to FIN No. 46(R).

Liquidity and Capital Resources, page 48

8.     Please expand your liquidity section to discuss future cash requirements, debt instruments, guarantees and related covenants, cash management, and known material trends or uncertainties relating to such determinations. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Four of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response

We acknowledge the staff’s comments and propose to address this comment by revising and enhancing our disclosure, as appropriate, in future filings, including our Annual Report on Form 10-K for the year ended December 31, 2005.

*              *              *              *              *              *              *

We hope that this letter adequately addresses all of your comments.  Please contact Pat Doyle, Senior Vice President, Controller and Treasurer at: (310) 964-0771 (phone), 310-964-0882 (fax), or patrick.doyle@directv.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ Michael W. Palkovic
Michael W. Palkovic
Executive Vice President and Chief Financial Officer